                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D*


                                   UNDER THE


                        SECURITIES EXCHANGE ACT OF 1934

                         SEDA SPECIALTY PACKAGING CORP.
                           (Name of Subject Company)

                        SEAWOLF ACQUISITION CORPORATION
                                      AND
                              CCL INDUSTRIES INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   81517R10
                     (CUSIP Number of Class of Securities)

                             Mr. Wayne M.E. McLeod
                     President and Chief Executive Officer
                              CCL Industries Inc.
                             105 Gordon Baker Road
                              Willowdale, Ontario
                                Canada, M2H 3P8
                                 (416) 756-8500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

         ALBERT GNAT, ESQ.                     BRIAN HOFFMANN, ESQ.
        AND GEOFREY MYERS                   McDERMOTT, WILL & EMERY
          LANG MICHENER                        50 ROCKEFELLER PLAZA
            BCE PLACE                              11TH FLOOR
    181 BAY STREET, SUITE 2500            NEW YORK, NEW YORK 10020-1605
 TORONTO, ONTARIO, CANADA M5J 2T7                 (212) 547-5400
         (416) 360-8600


                           CALCULATION OF FILING FEE

 TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
     $152,681,346**                                            $30,537

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   None
                       ---------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Filing Party:
             -------------------------------------------------------------------
Date Filed:
           ---------------------------------------------------------------------
* NOTE: This Statement also constitutes the Statement on Schedule 13D of CCL Industries Inc. and Seawolf Acquisition Corporation filed with respect to the shares of Common Stock, $0.001 par value per share, of Seda Specialty Packaging Corp., beneficially owned by CCL Industries Inc. and Seawolf Acquisition Corporation.

**NOTE: For the purpose of calculating the filing fee only. This amount assumes the purchase of 5,264,874 shares of Common Stock ("Shares") of Seda Specialty Packaging Corp. (the "Company") at $29.00 in cash per Share. Specifically, based on representations made by the Company, as of June 16, 1997, 5,264,874 Shares were outstanding.

CUSIP NO. 81517R10


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Seawolf Acquisition Corporation (EIN #98-0170583)

2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) /X/
                                                                         (b) / /
3    SEC Use Only

4    Source of Funds (See Instructions)
          AF; BK

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(e) or 2(f)

6    Citizenship or Place of Organization
          Delaware

7    Aggregate Amount Beneficially Owned by Each Reporting Person
          517,713

8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares        / /
     (See Instructions)

9    Percent of Class Represented by Amount in Row (7)
          9.8%

10   Type of Reporting Person (See Instructions)
          CO

CUSIP NO. 81517R10


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          CCL Industries Inc. (EIN #980126400)

2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) /X/
                                                                         (b) / /
3    SEC Use Only

4    Source of Funds (See Instructions)
     BK

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(e) or 2(f)

6    Citizenship or Place of Organization
          Canada

7    Aggregate Amount Beneficially Owned by Each Reporting Person
          517,713

8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares        / /
     (See Instructions)

9    Percent of Class Represented by Amount in Row (7)
          9.8%

10   Type of Reporting Person (See Instructions)
          CO

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Seawolf Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of CCL Industries Inc., a Canadian corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Seda Specialty Packaging Corp., a Delaware corporation, at a price of $29 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 23, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Statement also constitutes the Statement on Schedule 13D of the Purchaser and the Parent with respect to the Shares beneficially owned by the Purchaser and the Parent.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is SEDA Specialty Packaging Corp., a Delaware corporation (the "Company"), which has its principal executive offices at 2501 West Rosecrans Avenue, Los Angeles, California 90059-3510.

     (b) The class of equity securities to which this Statement relates is the Shares. The information set forth in the "INTRODUCTION" and Section 1, "Terms of the Offer" and Section 15, "Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6, "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in the "INTRODUCTION," Section 8, "Certain Information Concerning the Purchaser and the Parent" and Schedule I, "Directors and Executive Officers of the Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last 5 years, none of the Purchaser or the Parent, and, to the best knowledge of the Purchaser and the Parent, none of the persons listed in Schedule I, "Directors and Executive Officers of the Parent and the Purchaser" of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in the "INTRODUCTION" and Section 10, "Background of the Offer; The Merger Agreement; The Tender Agreement; The Sedaghat Employment Agreement" and Schedule I, "Directors and Executive Officers of Parent and Purchaser" is incorporated herein by reference.

     (b) The information set forth in the "INTRODUCTION," Section 10, "Background of the Offer; The Merger Agreement; The Tender Agreement; The Sedaghat Employment Agreement" and Section 11, "Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9, "Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "INTRODUCTION," Section 10, "Background of the Offer; The Merger Agreement; The Tender Agreement; The Sedaghat Employment Agreement" and Section 11, "Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 12, "Effect of the Offer on the Market for the Shares, Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "INTRODUCTION," Section 10, "Background of the Offer; The Merger Agreement; The Tender Agreement; The Sedaghat Employment Agreement" and Schedule I, "Directors and Executive Officers of Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," and Section 10, "Background of the Offer; The Merger Agreement; The Tender Agreement; The Sedaghat Employment Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "INTRODUCTION" and Section 17, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8, "Certain Information Concerning the Purchaser and the Parent" of the Offer to Purchase and in the financial statements and notes related thereto for the years ended December 31, 1996 and 1995, and for the three months ended March 31, 1997, of the Parent, copies of which are attached as Exhibits g(1) and g(2), respectively, is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the "INTRODUCTION", Section 10, "Background of the Offer; The Merger Agreement; The Tender Agreement; The Sedaghat Employment Agreement" and Section 11, "Purpose of the Offer and Merger; Plans for the Company" is incorporated herein by reference.

     (b)-(c) The information set forth in Section 16, "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 12, "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     (e) To the best knowledge of the Purchaser and the Parent, no such proceedings are pending or have been instituted.

     (f) The entire text of the Offer to Purchase and related Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Form of Offer to Purchase dated June 23, 1997.

     (a)(2)  Form of Letter of Transmittal.

     (a)(3)  Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter from The Beacon Group Capital Services, L.L.C. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)  Form of Tombstone Advertisement dated June 23, 1997.

     (a)(8)  Joint Press Release issued on June 17, 1997.

     (a)(9)  Press Release issued by the Parent on June 23, 1997.

     (b)(1) Letter Agreement, dated June 16, 1997, between the Bank (as defined in the Offer to Purchase) and the Parent (tender offer facility commitment letter).

     (c)(1) Agreement and Plan of Merger and Reorganization, dated as of June 16, 1997, among the Parent, the Purchaser and the Company.

     (c)(2) Letter Agreement, dated June 16, 1997, among Shapour Sedaghat, Parvindokht Sedaghat, the Sedaghat Remainder Uni Trust, Shahrokh Sedaghat, the Purchaser and the Parent (the Tender Agreement).

     (c)(3) Memorandum of Agreement, dated as of June 16, 1997, among Shahrokh Sedaghat, the Parent and the Company (The Sedaghat Employment Agreement).

     (c)(4) Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.

     (c)(5) Incentive Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.

     (c)(6) Qualification and Listing of Shares Agreement, dated June 16, 1997, between the Parent and Shahrokh Sedaghat.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

     (g)(1) Financial Statements of the Parent for years ended December 31, 1996 and 1995.

     (g)(2) Financial Statements of the Parent for three months ended March 31, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 1997

                                    SEAWOLF ACQUISITION CORPORATION


                                    By: /s/ Meldon H. Snider
                                       ----------------------------------
                                           Meldon H. Snider, VICE PRESIDENT

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 1997

                                           CCL INDUSTRIES INC.


                                           By: /s/ Meldon H. Snider
                                              ---------------------------
                                               Meldon H. Snider, Vice President

                                 EXHIBIT INDEX


 EXHIBIT                 PAGE IN SEQUENTIAL
   NO.                    NUMBERING SYSTEM
---------                 ----------------

(a)(1)    Form of Offer to Purchase dated June 23, 1997.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter from The Beacon Group Capital Services, L.L.C. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Form of Tombstone Advertisement dated June 23, 1997.
(a)(8)    Joint Press Release issued on June 17, 1997.
(a)(9)    Press Release issued by the Parent on June 23, 1997.
(b)(1) Letter Agreement, dated June 16, 1997, between the Bank (as defined in the Offer to Purchase) and the Parent (tender offer facility commitment letter).
(c)(1) Agreement and Plan of Merger and Reorganization, dated as of June 16, 1997, among the Parent, the Purchaser and the Company.
(c)(2) Letter Agreement, dated June 16, 1997, among Shapour Sedaghat, Parvindokht Sedaghat, the Sedaghat Remainder Uni Trust, Shahrokh Sedaghat, the Purchaser and the Parent (the Tender Agreement).
(c)(3) Memorandum of Agreement, dated as of June 16, 1997, among Shahrokh Sedaghat, Parent and Company (the The Sedaghat Employment Agreement).
(c)(4) Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.
(c)(5) Incentive Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.
(c)(6) Qualification and Listing of Shares Agreement, dated June 16, 1997, between the Parent and Shahrokh Sedaghat.
(d)       None.
(e)       Not applicable.
(f)       None.
(g)(1) Financial Statements of the Parent for years ended December 31, 1996 and 1995.
(g)(2) Financial Statements of the Parent for three months ended March 31, 1997.